UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

1630 - 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated December 15, 2021

99.2	Share Purchase Agreement dated December 6, 2021 between Fury Gold Mines Limited and Dolly Varden Silver Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FURY GOLD MINES LIMITED.

Date:  December 22, 2021

/s/ Lynsey Sherry
Lynsey Sherry Chief Financial Officer